FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
New Group Management Organization
Paris, September 8th, 2005
Compagnie Générale de Géophysique (ISIN: FR0000120164 ; NYSE: GGY) announced today the following appointments:
•	Thierry LE ROUX is appointed Group President and Chief Financial Officer. He will also be appointed Sercel’s Chairman of the Board.

•	Christophe PETTENATI-AUZIERE is appointed President Geophysical Services. He will also be in charge of the group’s business development.

•	Michel PONTHUS is appointed Senior Executive Vice President Legal Affairs & Human Resources and Secretary General.

•	Gérard CHAMBOVET continues as Senior Executive Vice President Technology, Planning & Control and Communication.
T. Le Roux, C. Pettenati-Auzière, M. Ponthus and G. Chambovet are members of the Executive Committee chaired by Robert Brunck Chairman & CEO.
•	Pascal ROUILLER is appointed Chief Executive Officer of Sercel.

•	Stéphane-Paul FRYDMAN is appointed Group Controller, Treasurer and Deputy CFO.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
Contact:     Christophe BARNINI                    (33) 1 64 47 38 10

Email : invrel@cgg.com	Internet : www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date : September 8, 2005	By Senior Executive Vice President
Strategy, Control & corporate planning
/Gerard CHAMBOVET/